--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

              [X]   ANNUAL REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                       OR

              [_] TRANSITION REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE TRANSITION PERIOD FROM      TO

                         COMMISSION FILE NUMBER 1-7476

                       AMSOUTH BANCORPORATION THRIFT PLAN
                              AMSOUTH-SONAT TOWER
                            1900 FIFTH AVENUE NORTH
                           BIRMINGHAM, ALABAMA 35203
                  (FULL TITLE OF PLAN AND THE ADDRESS OF PLAN)

                             AMSOUTH BANCORPORATION
                              AMSOUTH-SONAT TOWER
                            1900 FIFTH AVENUE NORTH
                           BIRMINGHAM, ALABAMA 35203
 (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF
                        ITS PRINCIPAL EXECUTIVE OFFICE)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       AMSOUTH BANCORPORATION THRIFT PLAN

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                     YEARS ENDED DECEMBER 31, 1997 AND 1996
                      WITH REPORT OF INDEPENDENT AUDITORS

                       AMSOUTH BANCORPORATION THRIFT PLAN

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                    CONTENTS

Report of Independent Auditors..............................................   4
Audited Financial Statements
  Statements of Net Assets Available for Benefits...........................   5
  Statements of Changes in Net Assets Available for Benefits................   6
  Notes to Financial Statements.............................................   7
Supplemental Schedules
  Item 27a--Schedule of Assets Held for Investment Purposes.................  14
  Item 27d--Schedule of Reportable Transactions.............................  15

                  [ERNST & YOUNG LLP LETTERHEAD APPEARS HERE]

                        REPORT OF INDEPENDENT AUDITORS

AmSouth Bancorporation

  We have audited the accompanying statements of net assets available for benefits (modified cash basis) of AmSouth Bancorporation Thrift Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  As described in Note 1, the financial statements referred to above were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits (modified cash basis) for the years then ended on the basis of accounting described in Note 1.

  Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                          /s/ Ernst & Young LLP
June 25, 1998

                       AMSOUTH BANCORPORATION THRIFT PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                            DECEMBER 31,
                                                      -------------------------
                                                          1997         1996
                                                      ------------ ------------
ASSETS
Cash and interest bearing deposits................... $  3,348,150 $  2,105,015
Interest and dividends receivable....................      824,764      289,606
Marketable securities:
  U.S. government securities.........................       55,687       57,303
  Guaranteed investment contracts....................   20,505,132   22,541,871
  Value of interest in pooled funds..................   10,748,710    9,495,118
  Corporate common stock.............................   62,296,419   32,749,425
  AmSouth mutual funds...............................   62,652,140   49,894,275
                                                      ------------ ------------
Total marketable securities..........................  156,258,088  114,737,992
                                                      ------------ ------------
Net assets available for benefits.................... $160,431,002 $117,132,613
                                                      ============ ============

                            See accompanying notes.

                       AMSOUTH BANCORPORATION THRIFT PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS

                                                      YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                         1997         1996
                                                     ------------ ------------
Additions:
  Contributions from employers...................... $  6,034,339 $  5,706,522
  Contributions from employees--pre-tax.............    7,373,926    6,964,003
  Contributions from employees--after-tax...........    1,258,826    1,386,282
  Interest income...................................    1,514,575    1,734,794
  Dividend income...................................    1,305,746    1,036,673
  Net gain on sale of securities....................    2,057,967    1,160,907
  Mutual fund income................................    4,355,393    3,566,616
  Other income......................................          110       62,748
                                                     ------------ ------------
                                                       23,900,882   21,618,545
Deductions:
  Payments to participants..........................   12,468,438   10,196,394
  Other expenses....................................          317       27,121
                                                     ------------ ------------
                                                       12,468,755   10,223,515
                                                     ------------ ------------
                                                       11,432,127   11,395,030
Unrealized appreciation in fair value of
 investments........................................   31,866,262    6,834,372
                                                     ------------ ------------
Net additions.......................................   43,298,389   18,229,402
Net assets available for benefits at beginning of
 year...............................................  117,132,613   98,903,211
                                                     ------------ ------------
Net assets available for benefits at end of year.... $160,431,002 $117,132,613
                                                     ============ ============

                            See accompanying notes.

                      AMSOUTH BANCORPORATION THRIFT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1997 AND 1996

1. SIGNIFICANT ACCOUNTING POLICIES

  The accounting records of the AmSouth Bancorporation Thrift Plan (Thrift
Plan) are maintained on the modified cash basis and therefore are not in conformity with generally accepted accounting principles. Income on securities is recorded on the accrual basis and marketable securities are recorded as stated below. All other transactions are recorded on the cash basis.

  Marketable securities are stated at aggregate current value. Securities which are traded on a national securities exchange or in the over-the-counter market are valued at the last reported sales price on the last business day of the year. Investments for which no sale was reported on that date are valued at the last reported sales price. Income on investment assets is accrued by the Thrift Plan. Guaranteed investment contracts are valued at contract value, plus accrued interest, as determined by the insurance companies holding the investment contracts.

  The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

  The change in the difference between current value and the cost of investments is reflected in the statement of changes in net assets available for benefits as unrealized depreciation or appreciation in the fair value of investments.

  Participants have the option to make their contributions to the Thrift Plan either pre-tax or after-tax.

  The realized gain or loss on securities is the difference between the proceeds received and the cost of securities sold.

2. PLAN DESCRIPTION

  The Thrift Plan is a controlled group defined contribution plan. The plan provides benefits for substantially all employees of the following employers (all are affiliates of AmSouth Bancorporation):

  AmSouth Bancorporation (parent company)
  AmSouth Bank
  AmSouth Finance Corporation
  AmSouth Capital Corporation
  AmSouth Investment Services, Inc.
  AmSouth Leasing Corporation

  Effective January 1, 1996, the Thrift Plan was amended to change the maximum participant contribution through payroll deduction to 15% of salary on a pre-tax and/or after-tax basis. Post-1995 contributions are matched by the employer at the rate of 100% of each participant's pretax deferrals and 50% of each participant's after-tax contributions. The maximum employer match was increased to 6% of participant's compensation. Post-1995 matching contributions are invested exclusively in the AmSouth Stock Fund. If the participant elects pre-tax deferrals and after-tax contributions, all pre-tax deferrals will be matched first and then after-tax contributions for a combined maximum of 6% of participant's compensation. All post-1995 employee contributions and post-1995 matching contributions become 100% vested upon contribution. Contributions in excess of 6% are not matched.

                      AMSOUTH BANCORPORATION THRIFT PLAN

  Benefits under the Plan are based on individual account balances.

  In the event of termination of the Thrift Plan, the net assets of the Thrift Plan, after payment of all taxes and expenses, shall be distributed based upon the participants' individual account balances in either an annuity or an alternative benefit method determined by the Plan Administrator.

3. PLAN AMENDMENTS

  Effective July 1, 1997, the Thrift Plan was amended to add the AmSouth Equity Income Fund as an investment option.

  Effective June 30, 1997, the Thrift Plan was amended to delete the Limited Maturity Fund as an investment option. Assets which were not transferred by participants prior to the effective date were automatically transferred to the Fixed Income Fund.

  Effective April 1, 1996, the Thrift Plan was amended to add the Limited Maturity Fund and Regional Equity Fund as investment options.

  Effective January 1, 1996, employee and employer contribution provisions of the Thrift plan were amended as described in Note 2.

4. MARKETABLE SECURITIES

  The cost of marketable securities at December 31, 1997 and 1996 were as follows:

                                                           1997        1996
                                                       ------------ -----------
   U.S. government securities......................... $     54,784 $    54,784
   Guaranteed investment contracts....................   20,505,132  22,541,871
   Value of interest in pooled funds..................    9,289,146   8,421,922
   Corporate common stock.............................   18,513,526  12,127,727
   AmSouth mutual funds...............................   51,755,076  47,318,000
                                                       ------------ -----------
                                                       $100,117,664 $90,464,304
                                                       ============ ===========

  During 1997 and 1996 the Thrift Plan's investments appreciated (depreciated) in fair value as follows:

                                           NET APPRECIATION   NET ASSETS
                                            (DEPRECIATION)   AVAILABLE FOR
                                            IN FAIR VALUE   BENEFITS AT END
                                             DURING YEAR        OF YEAR
                                           ---------------- ---------------
   YEAR ENDED DECEMBER 31, 1997:
   Fair value as determined by quoted
    market price:
     Equity Income Fund...................   $    (2,353)    $  1,541,782
     Limited Maturity Fund................          (258)             --
     Regional Equity Fund.................       419,351        2,816,703
     Fixed Income Fund....................       553,592       34,205,593
     Equity Fund..........................     8,354,793       43,958,000
     AmSouth Stock Fund...................    23,470,519       63,381,261
     Balanced Fund........................     1,208,127       14,403,008
     Other funds..........................       (79,542)         124,655
                                             -----------     ------------
                                             $33,924,229     $160,431,002
                                             ===========     ============

                      AMSOUTH BANCORPORATION THRIFT PLAN

                                           NET APPRECIATION   NET ASSETS
                                            (DEPRECIATION)   AVAILABLE FOR
                                            IN FAIR VALUE   BENEFITS AT END
                                             DURING YEAR        OF YEAR
                                           ---------------- ---------------
   YEAR ENDED DECEMBER 31, 1996:
   Fair value as determined by quoted
    market price:
     Limited Maturity Fund................    $        -     $    136,265
     Regional Equity Fund.................        51,465        1,372,618
     Fixed Income Fund....................       356,108       33,540,482
     Equity Fund..........................     2,335,753       34,873,834
     AmSouth Stock Fund...................     5,062,040       33,492,360
     Balanced Fund........................       114,805       13,458,406
     Other funds..........................        75,108          258,648
                                              ----------     ------------
                                              $7,995,279     $117,132,613
                                              ==========     ============

  The Thrift Plan provides for participant directed investment programs in various types of investment funds. The statement of net assets available for benefits for these investment funds as of December 31, 1997 is as follows:

                                                                            EQUITY    REGIONAL     NON-
                         FIXED INCOME               AMSOUTH    BALANCED     INCOME     EQUITY   PARTICIPANT
                             FUND     EQUITY FUND STOCK FUND     FUND        FUND       FUND     DIRECTED
                         ------------ ----------- ----------- ----------- ---------- ---------- -----------
ASSETS
Cash and interest
 bearing deposits....... $ 2,411,515  $    82,696 $   803,754 $    19,366 $    2,067 $    4,089  $ 24,663
Interest and dividends
 receivable.............     540,236          --      283,809         --         --         --        719
Marketable securities:
 U.S. government
  securities............         --           --          --          --         --         --     55,687
 Guaranteed investment
  contracts.............  20,505,132          --          --          --         --         --        --
 Value of interest in
  pooled funds..........  10,748,710          --          --          --         --         --        --
 AmSouth stock..........         --           --   62,293,698         --         --         --      2,721
 AmSouth mutual funds...         --    43,875,304         --   14,383,642  1,539,715  2,812,614    40,865
                         -----------  ----------- ----------- ----------- ---------- ----------  --------
Total marketable
 securities.............  31,253,842   43,875,304  62,293,698  14,383,642  1,539,715  2,812,614    99,273
                         -----------  ----------- ----------- ----------- ---------- ----------  --------
                         $34,205,593  $43,958,000 $63,381,261 $14,403,008 $1,541,782 $2,816,703  $124,655
                         ===========  =========== =========== =========== ========== ==========  ========
Units at
 December 31, 1997......   3,001,988                1,165,541
Net asset value per
 unit................... $     11.39              $     54.38
                         ===========              ===========

                      AMSOUTH BANCORPORATION THRIFT PLAN

  The Thrift Plan provides for participant directed investment programs in six types of investment funds. The statement of net assets available for benefits for these investment funds as of December 31, 1996 is as follows:

                                                 PARTICIPANT DIRECTED
                         --------------------------------------------------------------------
                                                                          LIMITED   REGIONAL      NON-
                         FIXED INCOME               AMSOUTH    BALANCED   MATURITY   EQUITY    PARTICIPANT
                             FUND     EQUITY FUND STOCK FUND     FUND       FUND      FUND      DIRECTED
                         ------------ ----------- ----------- ----------- -------- ----------  -----------
ASSETS
Cash and interest
 bearing deposits....... $ 1,499,073  $         8 $   570,442 $        58 $    --  $      (61)  $ 35,495
Interest and dividends
 receivable.............       4,420          --      283,499         --       --         --       1,687
                                 --           --          --          --       --         --         --
Marketable securities:
 U.S. government
  securities............         --           --          --          --       --         --      57,303
 Guaranteed investment
  contracts.............  22,541,871          --          --          --       --         --         --
 Value of interest in
  pooled funds..........   9,495,118          --          --          --       --         --         --
 Corporate common
  stock.................         --           --   32,638,419         --       --         --     111,006
 AmSouth mutual funds...         --    34,873,826         --   13,458,348  136,265  1,372,679     53,157
                         -----------  ----------- ----------- ----------- -------- ----------   --------
Total marketable
 securities.............  32,036,989   34,873,826  32,638,419  13,458,348  136,265  1,372,679    221,466
                         -----------  ----------- ----------- ----------- -------- ----------   --------
                         $33,540,482  $34,873,834 $33,492,360 $13,458,406 $136,265 $1,372,618   $258,648
                         ===========  =========== =========== =========== ======== ==========   ========
Units at
 December 31, 1996......   3,136,986                  687,991

Net asset value per
 unit................... $     10.69              $     48.68
                         ===========              ===========

  The Thrift Plan provides for participant directed investment programs in various types of investment funds. The changes in net assets available for benefits for these investment funds for the year ended December 31, 1997 are as follows:

                                                     PARTICIPANT DIRECTED
                      -----------------------------------------------------------------------------------
                                                                          LIMITED    REGIONAL   EQUITY       NON-
                      FIXED INCOME                AMSOUTH     BALANCED    MATURITY    EQUITY    INCOME    PARTICIPANT
                          FUND     EQUITY FUND  STOCK FUND      FUND        FUND       FUND      FUND      DIRECTED
                      ------------ -----------  -----------  -----------  --------  ---------- ---------- -----------
Additions:
 Contributions from
  employers.......... $       525  $       --   $ 6,033,423  $       --   $    --   $      --  $     391  $       --
 Contributions from
  employees pre-tax..   1,353,212    2,818,298    1,465,813    1,207,311    24,273     443,844    61,175          --
 Contributions from
  employees
  after-tax..........     523,918      236,453      272,263      167,238     1,231      49,464     8,259          --
 Interest income.....   1,497,761           29       10,112           39       --          --         14        6,620
 Dividend income.....      59,103          --     1,247,595          --        --          --        --          (952)
 Net gain (loss) on
  sale of
  securities.........     167,224    1,222,088      230,339      335,406      (301)     97,596     5,554           61
 Mutual fund income..         --     2,822,041          --     1,355,564     3,832     104,724    66,430        2,802
 Unrealized
  (depreciation)
  appreciation in fair
  value of investments.   386,368    7,132,705   23,240,180      872,721        43     321,755    (7,907)     (79,603)
Deductions:
 Payments to
  participants.......         --           --      (617,392)         --        --          --        --   (11,851,046)
 Other (expenses)/
  income.............         --           --          (317)         --        --          --        --           110
                      -----------  -----------  -----------  -----------  --------  ---------- ---------- -----------
Net additions
 (deductions)........   3,988,111   14,231,614   31,882,016    3,938,279    29,078   1,017,383   133,916  (11,922,008)
Transfers (out) in...  (3,323,000)  (5,147,448)  (1,993,115)  (2,993,677) (165,343)    426,702 1,407,866   11,788,015
 Net assets
  available for
  benefits at
  beginning of year..  33,540,482   34,873,834   33,492,360   13,458,406   136,265   1,372,618       --       258,648
                      -----------  -----------  -----------  -----------  --------  ---------- ---------- -----------
 Net assets
  available for
  benefits at end
  of year............ $34,205,593  $43,958,000  $63,381,261  $14,403,008  $    --   $2,816,703 $1,541,782 $   124,655
                      ===========  ===========  ===========  ===========  ========  ========== ========== ===========

                      AMSOUTH BANCORPORATION THRIFT PLAN

  The Thrift Plan provides for participant directed investment programs in six types of investment funds. The changes in net assets available for benefits for these investment funds for the year ended December 31, 1996 are as follows:

                                                PARTICIPANT DIRECTED
                         ------------------------------------------------------------------------
                            FIXED                                            LIMITED    REGIONAL     NON-
                           INCOME                    AMSOUTH     BALANCED    MATURITY    EQUITY   PARTICIPANT
                            FUND      EQUITY FUND  STOCK FUND      FUND        FUND       FUND     DIRECTED
                         -----------  -----------  -----------  -----------  --------  ---------- -----------
Additions:
 Contributions from
  employers............. $   239,608  $   201,206  $ 5,166,186  $    99,522  $    --   $      --  $       --
 Contributions from
  employees pre-tax.....   1,214,971    2,690,847    1,714,228    1,211,193    12,785     119,979         --
 Contributions from
  employees after-tax...     696,864      304,060      162,345      181,407    20,529      21,077         --
 Interest income........   1,725,478        2,420           37          170       --            1       6,688
 Dividend income........         --           --     1,035,721          --        --          --          952
 Net gain (loss) on sale
  of securities.........     606,579      356,536       77,093      117,088        42       3,912        (343)
 Mutual fund income.....         --     2,492,011          --     1,032,765     4,871      33,800       3,169
 Other income...........      62,748          --           --           --        --          --          --
 Unrealized
  (depreciation)
  appreciation in fair
  value of investments..    (250,471)   1,979,217    4,984,947       (2,283)      (42)     47,553      75,451
Deductions:
 Payments to
  participants..........         --       (51,717)    (216,384)     (17,800)      --          --   (9,910,493)
 Other expenses.........         --           --       (27,121)         --        --          --          --
                         -----------  -----------  -----------  -----------  --------  ---------- -----------
Net additions
 (deductions)...........   4,295,777    7,974,580   12,897,052    2,622,062    38,185     226,322  (9,824,576)
Transfers (out) in......  (6,995,607)  (1,915,806)  (3,118,991)     869,418    98,080   1,146,296   9,916,610
 Net assets available
  for benefits at
  beginning of year.....  36,240,312   28,815,060   23,714,299    9,966,926       --          --      166,614
                         -----------  -----------  -----------  -----------  --------  ---------- -----------
 Net assets available
  for benefits at end of
  year.................. $33,540,482  $34,873,834  $33,492,360  $13,458,406  $136,265  $1,372,618 $   258,648
                         ===========  ===========  ===========  ===========  ========  ========== ===========

  The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                          1997        1996
                                                       ----------- -----------
   Pooled funds:
     AmSouth Equity Fund.............................. $43,875,304 $34,873,826
     AmSouth Balanced Fund............................  14,383,642  13,458,348
     AmSouth Collective Investment Trust Stable
      Principal Fund..................................  10,748,710   9,495,118
   AmSouth Bancorporation common stock................  62,293,698  32,638,419

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

  The Plan provides for participant directed investment programs in proprietary mutual funds of the Plan sponsor.

  During the year ended December 31, 1997, the Thrift Plan purchased $2,000,000 of the AmSouth-Stable Principal Fund and sold $1,300,000 of the same fund.

  During the year ended December 31, 1997, the Thrift Plan purchased $7,446,917 of the AmSouth-Equity Fund and sold $6,794,930 of the same fund.

                      AMSOUTH BANCORPORATION THRIFT PLAN

  During the year ended December 31, 1997, the Thrift Plan purchased $3,090,254 of the AmSouth-Balanced Fund and sold $3,368,074 of the same fund.

  During the year ended December 31, 1997, the Thrift Plan purchased $1,866,393 of the AmSouth-Regional Equity Fund and sold $845,809 of the same fund.

  During the year ended December 31, 1997, the Thrift Plan purchased $1,742,786 of the AmSouth-Equity Income Fund and sold $200,684 of the same fund.

  During the year ended December 31, 1997, the Thrift Plan purchased $71,128 of the AmSouth-Limited Maturity Fund and sold $207,135 of the same fund.

  During the year ended December 31, 1997, the Thrift Plan purchased $2,802 of the AmSouth-Bond Fund and sold $16,074 of the same fund.

  During the year ended December 31, 1997, the Thrift Plan purchased $16,608,580 of the AmSouth-Prime Obligation Fund and sold $15,760,086 of the same fund.

  During the year ended December 31, 1996, the Thrift Plan purchased $7,104,312 of the AmSouth Stock Fund and sold $369,483 of the same. The Thrift Plan also distributed shares with a carrying value of $579,902.

  The employers pay for all legal, accounting and other services.

  Rockhaven Asset Management, Inc. (Rockhaven) is the investment manager for the AmSouth Equity Income Fund. Rockhaven is 50% owned by AmSouth Bank.

6. INCOME TAX STATUS

  The Internal Revenue Service has ruled on June 5, 1996 the Thrift Plan qualifies under Section 401(a) of the Internal Revenue code and, therefore, the related trust is not subject to tax under present income tax laws. The Plan has been amended since receiving the determination letter. The Plan Administrator is not aware of any Plan amendment or course of action or series of events that have occurred that might adversely affect the qualified status of the Plan.

7.  YEAR 2000 (UNAUDITED)

  The plan sponsor, AmSouth Bancorporation (AmSouth), is in the process of preparing its computer systems and applications for the Year 2000. This process involves modifying or replacing certain hardware and software maintained by AmSouth as well as communicating with external service providers to ensure that they are taking appropriate action to remedy any Year 2000 issues. Integrated systems testing began in May 1998 and is scheduled through the end of 1998. Modifications for critical systems are expected to be completed not later than December 31, 1998. Non-critical systems are expected to be Year 2000 compliant either prior to or during 1999. However, there can be no guarantee that the systems of other companies on which AmSouth's systems rely will be timely converted and would not have an adverse impact on AmSouth's systems. While AmSouth presently believes that its Year 2000 plans will mitigate the Year 2000 issue, if such modifications and conversions are not made, or are not completed in a timely way, the Year 2000 issue could have an impact on AmSouth's operations.

                             SUPPLEMENTAL SCHEDULES

                       AMSOUTH BANCORPORATION THRIFT PLAN

           ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1997

 IDENTITY OF ISSUE, BORROWER,      DESCRIPTION OF          NUMBER OF        COST    CURRENT VALUE
   LESSOR, OR SIMILAR PARTY          INVESTMENTS         SHARES/UNITS     PER UNIT     PER UNIT
 ----------------------------      --------------       -------------- ------------ -------------
                              Collective Investment
                              Trust Stable Principal
 AmSouth Bank............     Fund*                         828,752    $  9,289,146 $ 10,748,710
                              Guaranteed Investment
 Businessmen's Assurance      Contract #1089 @ 5.71%
  Assn. .................     due 5/3/98                  1,471,082       1,471,082    1,471,082
                              Guaranteed Investment
 Principal Mutual Life        Contract #GA4-9237 @
  Ins. Co. ..............     5.59% due 8/2/98            1,265,675       1,265,675    1,265,675
 State Mutual Life            Guaranteed Investment
  Assurance Co. of            Contract @ 7.00% due
  America.........            4/19/99                     1,801,143       1,801,143    1,801,143
                              Guaranteed Investment
 Life Insurance Co. of        Contract #GS2789 @ 7.07%
  Virginia...............     due 4/22/99                 1,919,527       1,919,526    1,919,526
                              Guaranteed Investment
 Commonwealth Life            Contract #ADA00748FR @
  Ins. ..................     6.70% due 3/20/98           1,488,609       1,488,609    1,488,609
                              Guaranteed Investment
 John Hancock Mutual Life     Contract #7915 @5.90%
  Ins. Co. ..............     due 12/28/98                1,501,178       1,501,178    1,501,178
                              Guaranteed Investment
 Metropolitan Life Ins.       Contract #20130 @ 6.42%
  Co. ...................     due 9/30/00                 1,903,561       1,903,561    1,903,561
                              Guaranteed Investment
 Hartford Life Ins.           Contract #GA30005 @
  Co. ...................     6.35% due 1/31/00           2,104,872       2,104,872    2,104,872
                              Guaranteed Investment
 Transamerica Occidental      Contract #51396 @ 6.31%
  Life, Inc. ............     due 12/29/00                1,000,000       1,000,000    1,000,000
                              Guaranteed Investment
 Ohio National Life           Contract #GA 5851 @
  Ins. Co. ..............     7.47% due 4/15/02           1,000,000       1,000,000    1,000,000
                              Guaranteed Investment
 Ohio National Life Ins.      Contract #GA 5850 @
  Co. ...................     7.41% due 12/31/01          1,000,000       1,000,000    1,000,000
                              Guaranteed Investment
 Safeco Life Insurance        Contract #LP1060432 @
  Co. ...................     6.28% due 10/01/02          1,000,000       1,000,000    1,000,000
                              Guaranteed Investment
 New York Life Insurance      Contract #30588 @ 6.36%
  Co. ...................     due 6/29/01                 2,049,486       2,049,486    2,049,486
                              Guaranteed Investment
 Businessmen's                Contract #1269 @ 6.01%
  Assurance Co...........     due 7/15/99                 1,000,000       1,000,000    1,000,000
 U.S. Treasury Note......     @ 9.00% due 5/15/98            55,000          54,784       55,687
 AmSouth Bank............     Equity Fund                 1,947,417      34,887,650   43,875,304
 AmSouth Bank............     Corporate Common Stock      1,147,062      18,513,526   62,296,419
 AmSouth Bank............     Bond Fund                       3,722          40,992       40,865
 AmSouth Bank............     Equity Income Fund            134,944       1,547,622    1,539,715
 AmSouth Bank............     Balanced Fund                 996,097      12,835,506   14,383,642
 AmSouth Bank............     Regional Equity Fund           98,240       2,443,306    2,812,614
                              Cash and Money Market
 AmSouth Bank............     Fund                        3,348,150       3,348,150    3,348,150
                                                                       ------------ ------------
 Total investments.......                                              $103,465,814 $159,606,238
                                                                       ============ ============

-------
* Indicates party-in-interest to the Plan.

                       AMSOUTH BANCORPORATION THRIFT PLAN

                 ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS

                         YEAR ENDED DECEMBER 31, 1997

                                                                                       CURRENT VALUE
                             NUMBER OF      PURCHASE     SELLING                        OF ASSET ON      NET GAIN
IDENTITY OF PARTY INVOLVED  TRANSACTIONS     PRICE        PRICE      COST OF ASSETS   TRANSACTION DATE   OR (LOSS)
--------------------------  ------------   ----------   ----------   --------------   ----------------   ---------
AmSouth Equity Fund.....         93       $ 7,446,917  $       --     $       --        $ 7,446,917     $      --
                                142               --     6,794,930      5,572,842         6,794,930      1,222,088
AmSouth Balanced Fund...         80         3,090,254          --             --          3,090,254            --
                                149               --     3,368,074      3,032,668         3,368,074        335,406
AmSouth Prime Obligation
 Fund...................        161        16,608,580          --             --         16,608,580            --
                                197               --    15,760,086     15,760,086        15,760,086            --
AmSouth Common Stock....         11         7,104,312          --             --          7,104,312            --
                                  3               --       369,482        139,143           369,482        230,339

There were no category (ii) or (iv) transactions during the year ended December 31, 1997.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEE HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

                                          AmSouth Bancorporation Thrift Plan

                                          AmSouth Bank, As Trustee


                                                 /s/ Katherine W. Davidson
Date: June 29, 1998                       By: _________________________________
                                                   Katherine W. Davidson
                                                   Senior Vice President

                                 EXHIBIT INDEX

 EXHIBIT
   NO.   EXHIBIT
 ------- -------
   23    Consent of Ernst & Young LLP